PROSPECTUS Dated October 16, 2000 PROSPECTUS SUPPLEMENT Dated February 28, 2001	Pricing Supplement No. 4 to Registration Statement No. 333-47336 Dated December 3, 2002 Rule 424(b)(2)

Wells Fargo & Company
MEDIUM-TERM NOTES, SERIES C
Senior Floating Rate Notes

EXtendible Liquidity Securities® (EXLs®)

The senior floating rate notes (EXtendible Liquidity Securities) described in this pricing supplement, which we refer to as the EXLs, will mature on the initial maturity date, unless the maturity of all or any portion of the principal amount of the EXLs is extended in accordance with the procedures described below. In no event will the maturity of the EXLs be extended beyond the final maturity date.

During the notice period for each election date, you may elect to extend the maturity of all or any portion of the principal amount of your EXLs so that the maturity of your EXLs will be extended to the date occurring 366 calendar days from and including the second day of the next succeeding month. However, if that 366th calendar day is not a Business Day, the maturity of your EXLs will be extended to the immediately preceding Business Day. The election dates will be the second calendar day of each month from January 2003 to December 2006, inclusive, whether or not any such day is a Business Day.

You may elect to extend the maturity of all of your EXLs or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the fifth Business Day prior to the election date and end on the election date; provided, however, that if the election date is not a Business Day, the notice period will be extended to the next day that is a Business Day. Your notice of election must be delivered to the paying agent for the EXLs, through the normal clearing system channels described in more detail below, no later than the last Business Day in the notice period. Upon delivery to the paying agent of a notice of election to extend the maturity of the EXLs or any portion thereof during a notice period, that election will be revocable during each day of such notice period, until 12:00 noon, New York City time, on the last Business Day in such notice period, at which time such notice will become irrevocable.

If you do not make an election to extend the maturity of all or any portion of the principal amount of your EXLs during the notice period for any election date, the principal amount of the EXLs for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the maturity of your EXLs have previously been extended. The principal amount of the EXLs for which such election is not exercised will be represented by a note whose issuance date is such election date. The note so issued will have the same terms as the EXLs, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such election date or, if such 366th calendar day is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the EXLs will be irrevocable and will be binding upon any subsequent holder of such EXLs.
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MORGAN STANLEY

The EXLs will bear interest from the date of issuance until the principal amount thereof is paid or made available for payment at a rate determined for each Interest Reset Period by reference to the Base Rate, based on the Index Maturity, plus the applicable Spread for the applicable Interest Reset Date. We describe how floating rates are determined and calculated in the section called “Description of Notes — Floating Rate Notes” in the accompanying prospectus supplement, subject to and as modified by the provisions described herein.

The EXLs will be issued in registered global form and will remain on deposit with The Depository Trust Company, as depositary for the EXLs. Therefore, you must exercise the option to extend the maturity of your EXLs through the depositary. To ensure that the depositary will receive timely notice of your election to extend the maturity of all or a portion of your EXLs, so that it can deliver notice of your election to the paying agent prior to the close of business on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the EXLs to notify the depositary of your election to extend the maturity of your EXLs in accordance with the then applicable operating procedures of the depositary.

The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the EXLs to ascertain the deadline for ensuring that timely notice will be delivered to the depositary. If you hold your interest in the EXLs through Euroclear or Clearstream, additional time may be needed to give your notice.

The distribution of this pricing supplement and the accompanying prospectus supplement and prospectus and the offering of the EXLs in certain jurisdictions may be restricted by law. Persons into whose possession this pricing supplement and accompanying prospectus supplement and prospectus come should inform themselves about and observe any such restrictions. This pricing supplement and accompanying prospectus supplement and prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

We will not pay any additional amounts on the EXLs to compensate any beneficial owner for any United States tax withheld from payments of principal or interest on the EXLs.

The EXLs will initially be limited to $1,500,000,000 in aggregate principal amount. We may create and issue additional floating rate notes with the same terms as the EXLs so that the additional notes will be combined with this initial issuance of EXLs.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.

“EXtendible Liquidity Securities” and “EXLs” are the registered service marks of Morgan Stanley.

Principal Amount:	$1,500,000,000	Base Rate:	LIBOR

Initial Maturity Date:	January 2, 2004, or if such day is not a Business Day, the immediately preceding Business Day	Index Maturity:	One month

Final Maturity Date:	January 2, 2008, or if such day is not a Business Day, the immediately preceding Business Day

Spread:	The table below indicates the applicable spread for the Interest Reset Dates occurring during each of the indicated periods.	Interest Payment Dates:
The second day of each month, commencing January 2, 2003. The final Interest Payment Date for the EXLs, or any portion of the EXLs maturing prior to the Final Maturity Date, will be the relevant maturity date and interest for the final interest payment period will accrue from and including the Interest Payment Date in the month immediately preceding such maturity date to but excluding the maturity date.

For Interest Reset Dates occurring:	Spread

From the original issue date to but excluding January 2, 2004	Minus 0.01%

From and including January 2, 2004 to but excluding January 2, 2005	Plus 0.02%

From and including January 2, 2005 to but excluding January 2, 2006	Plus 0.05%	Interest Determination Dates:	Two London Banking Days prior to Interest Reset Dates.

From and including January 2, 2006 to but excluding January 2, 2007	Plus 0.05%	Election Dates:	The second day of each month from January 2003 to December 2006, inclusive, whether or not such day is a Business Day.

From and including January 2, 2007 to but excluding January 2, 2008	Plus 0.06%	Notice Periods:
The notice period for each Election Date will begin on the fifth Business Day prior to the Election Date; provided, however, that if the Election Date is not a Business Day, the notice period will be extended to the next day that is a Business Day.

		Redemption Dates:	N/A

		Redemption Percentage:	N/A

		Optional Repayment Dates:	N/A

		Sinking Fund:	N/A

Spread Multiplier:	N/A	Specified Currency:	U.S. Dollars

Maximum Interest Rate:	N/A	Issue Price:	100%

Minimum Interest Rate:	N/A	Original Issue Date:	December 10, 2002

Initial Interest Rate:	One month LIBOR, minus 0.01%; to be determined two London Banking Days prior to the Original Issue Date.	Book Entry Note or Certificated Note: Reporting Page:	Book Entry Note Telerate Page 3750

Initial Interest Reset Date:	January 2, 2003	Calculation Agent:	Wells Fargo Bank Minnesota, N.A.

		Paying Agent:	Wells Fargo Bank Minnesota, N.A.

Interest Reset Dates:	The second day of each month commencing January 2, 2003	Agent:	Morgan Stanley & Co. Incorporated

Interest Accrual Date:	December 10, 2002

Interest Reset Periods:
The first Interest Reset Period will be the period from and including January 2, 2003 to but excluding the immediately succeeding Interest Reset Date. Thereafter, the Interest Reset Periods will be the periods from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date; provided that the final Interest Reset Period for the EXLs, or any portion of the EXLs maturing prior to the Final Maturity Date, will be the period from and including the Interest Reset Date in the month immediately preceding the maturity of the EXLs, or any portion of the EXLs, to the relevant maturity date.
Denominations: CUSIP No: Common Code: ISIN: Delivery and Clearance:
$1,000 and integral
multiples thereof

949746 ES 6

015958162

US949746ES68

We will deposit the EXLs with The Depository Trust Company in New York. You may hold an interest in the EXLs through The Depository Trust Company, Euroclear or Clearstream, directly as a participant of any such system or indirectly through organizations which are participants in such systems. See “Description of Notes — Book Entry System” in the accompanying prospectus supplement and “Additional Information Regarding Clearing Systems” below.

Additional Information Regarding Clearing Systems:

The EXLs will be issued as fully-registered global notes which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as “DTC,” and registered, at the request of DTC, in the name of Cede & Co. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in DTC. Investors may elect to hold their interests in the global notes through either DTC (in the United States) or (in Europe) through Clearstream Banking S.A., or “Clearstream,” formerly Cedelbank, or through Euroclear Bank S.A./N.V., as operator of the Euroclear System, or “Euroclear.” Investors may hold their interests in the EXLs directly if they are participants of such systems, or indirectly through organizations that are participants in these systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold these interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream and JPMorgan Chase Bank will act as depositary for Euroclear. We will refer to Citibank and JPMorgan Chase Bank in these capacities as the “U.S. Depositaries.” See “Description of Notes — Book Entry System” in the accompanying prospectus supplement for information regarding DTC.

Clearstream

Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, or “Clearstream Participants,” and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the agent. Clearstream’s U.S. Participants are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to the EXLs held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear, or “Euroclear Participants,” and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear performs various other services, including securities lending and borrowing and interacts with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., or the “Euroclear Operator,” under contract with Euroclear plc, a U.K. corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the agent. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is a Belgian bank. As such it is regulated by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which we will refer to in this prospectus supplement as the “Terms and Conditions.” The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the EXLs held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Euroclear has further advised us that investors that acquire, hold and transfer interests in the EXLs by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global notes.

Global Clearance and Settlement Procedures

Initial settlement for the EXLs will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving EXLs through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of EXLs received through Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such EXLs settled during such processing will be reported to the relevant Euroclear Participants or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of EXLs by or through a Clearstream Participant or a Euroclear Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of EXLs among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor the paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.

Plan of Distribution:

On December 3, 2002, we agreed to sell to Morgan Stanley & Co. Incorporated, and it agreed to purchase, $1,500,000,000 of EXLs at a net price of 99.80%, which we refer to as the “purchase price.” The purchase price equals the stated issue price of 100% less an underwriting commission of 0.20% of the principal amount of these EXLs.

We expect that delivery of the EXLs will be made against payment therefor on or about the closing date specified in this pricing supplement, which will be on the fifth business day following the date the EXLs are priced. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days after the date the securities are priced, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade EXLs on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

The agent has represented and agreed that:

•
it and each of its affiliates has not offered or sold, and, prior to the expiration of a period of six months from the date of issue of the EXLs, will not offer or sell any EXLs to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted in and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•
it and each of its affiliates has complied, and will comply, with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to the EXLs in, from or otherwise involving the United Kingdom; and

•
it and each of its affiliates has only communicated, or caused to be communicated, and will only communicate, or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any EXLs in circumstances in which Section 21(1) of the FSMA does not apply to us.

The agent has agreed that it will, to the best of its knowledge and belief, comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers the EXLs or possesses or distributes this pricing supplement or the accompanying prospectus and prospectus supplement or any other offering material and will obtain any required consent, approval or permission for its purchase, offer, sale or delivery of the EXLs under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes purchases, offers, sales or deliveries. We will not have any responsibility for the agent’s compliance with applicable securities laws.

Purchasers of the EXLs may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth herein.

United States Federal Taxation:

The following discussions are based on the opinion of Faegre & Benson LLP, our special tax counsel.

An election to extend the maturity of all or any portion of the principal amount of the EXLs in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. Our special tax counsel has reached this conclusion based, in part, on the OID Regulations.

Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the “Modification Regulations”), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the EXLs (including their economic equivalence to a five-year debt instrument containing put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the Spread will periodically increase during the term of the EXLs from an initial amount equal to minus 0.01% to an amount equal to plus 0.06%, under these rules, as of the Original Issue Date, original holders of the EXLs should be deemed to elect to extend the maturity of all of the principal amount of the EXLs to the Final Maturity Date in accordance with the procedures described above. Accordingly, under these rules, the Final Maturity Date should be treated as the maturity date of the EXLs. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the EXLs, our special tax counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the EXLs in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the EXLs should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the “Contingent Payment Regulations”).

Prospective investors should note that no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the EXLs described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the EXLs is a taxable event for U.S. federal income tax purposes, then you would be required to recognize gain upon the exercise of such election. Also, if the IRS were successful in asserting that the EXLs were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, you may be required to accrue as OID income, subject to adjustments, at a “comparable yield” on the issue price. Furthermore, any gain recognized with respect to the EXLs would generally be treated as ordinary income. However, because the EXLs bear a variable interest rate that is reset every month, Wells Fargo & Company expects that (i) the accrual of income at the comparable yield will not significantly alter the timing of income inclusion; and (ii) any gain recognized with respect to the notes will not be significant. You are urged to consult your tax advisor regarding the U.S. federal income tax consequences of investing in, and extending the maturity of, the EXLs.

Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the EXLs contained in the section called “United States Federal Taxation” in the accompanying prospectus supplement.

Prospective investors are advised that the backup withholding rate for certain non-corporate U.S. Holders is equal to the fourth lowest rate of income tax applicable to unmarried individuals. This rate is currently 30%. This information updates the information given with respect to backup withholding in the accompanying prospectus supplement under the heading “United States Federal Taxation — U.S. Information Reporting Requirements and Backup Withholding Tax.”